EMAIL FROM GLOBAL SHARES TO ELIGIBLE OPTION HOLDERS:

To Symyx Technologies, Inc. Eligible Option Holders:

REMINDER — If you are electing to exchange any of your Eligible Option Grants under the Stock Option Exchange Program, the deadline to deliver your Election Form to Global Shares is 5:00 p.m., U.S. Pacific Time, on September 10, 2008.

If you decide to participate in the Offer, you must complete and submit the Election Form in accordance with the instructions included with the form by 5:00 p.m., U.S. Pacific Time, on September 10, 2008, unless the Company’s extends the expiration date of the Offer to a later date.  A copy of the Election Form along with instructions for completing and delivering the form can be found can be found on our intranet website.  If you cannot use this website or have any questions regarding the Offer, please contact Jim Vidano at exchangeoffer@symyx.com or Global Shares at Symyx@GlobalShares.com.

LATE SUBMISSIONS WILL NOT BE ACCEPTED, AND THEREFORE WE URGE YOU TO RESPOND EARLY TO AVOID ANY LAST MINUTE PROBLEMS.

If you are not electing to tender any of your outstanding Eligible Option Grants for exchange, then no action is required on your part.

To view a list of all your outstanding options, you can access your Citi Smith Barney account at www.benefitaccess.com.  If you are unable to access your Citi Smith Barney account, you may contact Global Shares via email at Symyx@globalshares.com.

Please feel free to contact Global Shares at Symyx@GlobalShares.com for further assistance.